UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

John B. Sanfilippo & Son, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
800422 10 7
(CUSIP Number)
Jerry J. Burgdoerfer, Esq.
Jenner & Block LLP, 330 N. Wabash, Chicago, IL 60611
312-923-2820
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 17, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Jasper B. Sanfilippo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER	(Represents (a) 163,045 shares of Class A Stock held by Mr. Sanfilippo as Trustee of certain trusts, the beneficiaries of which are Mr. Sanfilippo’s children, (b) 22,480 shares of Common Stock held directly by Mr. Sanfilippo, and (c) 2,000 restricted stock units that are convertible into 2,000 shares of Common Stock on or within 60 days of August 31, 2009.)

NUMBER OF		187,525

SHARES	8	SHARED VOTING POWER	(Represents shares of Common Stock held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family Education Trust, dated October 17, 1997.)
BENEFICIALLY
OWNED BY		18,832

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		187,525

WITH	10	SHARED DISPOSITIVE POWER

		18,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	206,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5% (4.9% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	IN
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Marian R. Sanfilippo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER	(Includes 8,152 shares of Common Stock, all of which are held directly by Ms. Sanfilippo.)

NUMBER OF		8,152

SHARES	8	SHARED VOTING POWER	(Represents (a) 18,832 shares of Common Stock held by Mrs. Sanfilippo as Co-trustee of the Sanfilippo Family Education Trust, dated October 17, 1997 and (b) 220,220 shares of Class A Stock held by Mrs. Sanfilippo as Co-trustee of five trusts, the beneficiaries of which are Mrs. Sanfilippo’s children.)
BENEFICIALLY
OWNED BY		239,052

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,152

WITH	10	SHARED DISPOSITIVE POWER

		239,052

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	247,204

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0% (6.6% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	IN
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Jeffrey T. Sanfilippo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER	(Represents 10,000 shares of Common Stock held by Mr. Sanfilippo directly and options to purchase 12,000 shares of Common Stock on or within 60 days of August 31, 2009.)

NUMBER OF		22,000

SHARES	8	SHARED VOTING POWER	(Represents (a) 18,832 shares of Common Stock held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family Education Trust, dated October 17, 1997 and (b) 44,044 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006.)
BENEFICIALLY
OWNED BY		62,876

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,000

WITH	10	SHARED DISPOSITIVE POWER

		62,876

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	84,876

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.1% (1.4% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	IN
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Jasper B. Sanfilippo, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER	(Represents options to purchase 12,000 shares of Common Stock on or within 60 days of August 31, 2009.)

NUMBER OF		12,000

SHARES	8	SHARED VOTING POWER	(Represents (a) 44,044 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006 and (b) 1,385,231 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999.)
BENEFICIALLY
OWNED BY		1,429,275

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,000

WITH	10	SHARED DISPOSITIVE POWER

		1,429,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,441,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.2% (42.1% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	IN
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). John E. Sanfilippo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER	(Represents 28,152 shares of Common Stock owned directly by Mr. Sanfilippo.)

NUMBER OF		28,152

SHARES	8	SHARED VOTING POWER	(Represents 44,044 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006.)
BENEFICIALLY
OWNED BY		44,044

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,152

WITH	10	SHARED DISPOSITIVE POWER

		44,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	72,196

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.9% (1.4% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	IN
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). James J. Sanfilippo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER	(Represents (a) 44,044 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006 and (b) 1,385,231 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999.)
BENEFICIALLY
OWNED BY		1,429,275

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,429,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,429,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.1% (42.0% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	IN
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Lisa A. Evon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER	(Represents options to purchase 625 shares of Common Stock on or within 60 days of August 31, 2009.)

NUMBER OF		625

SHARES	8	SHARED VOTING POWER	(Represents 44,044 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Ms. Evon as Co-trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006.)
BENEFICIALLY
OWNED BY		44,044

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		625

WITH	10	SHARED DISPOSITIVE POWER

		44,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	44,669

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6% (1.3% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	IN
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,385,231

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,385,231

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,385,231

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.7% (40.7% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	00
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). James J. Sanfilippo Trust, dated September 26, 1991

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		32,609

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		32,609

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	32,609

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4% (1.0% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	OO
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		32,609

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		32,609

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	32,609

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4% (1.0% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	OO
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Lisa Ann Sanfilippo Trust, dated October 4, 1991

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		32,609

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		32,609

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	32,609

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4% (1.0% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	OO
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Jeffrey T. Sanfilippo Trust, dated October 4, 1991

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		32,609

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		32,609

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	32,609

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4% (1.0% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	OO
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). John E. Sanfilippo Trust, dated October 2, 1991

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		32,609

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		32,609

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	32,609

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4% (1.0% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	OO
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		44,044

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,044

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	44,044

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5% (1.3% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	OO
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		44,044

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,044

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	44,044

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5% (1.3% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	OO
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). John E. Sanfilippo Irrevocable Trust, dated October 6, 2006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		44,044

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,044

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	44,044

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5% (1.3% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	OO
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). James J. Sanfilippo Irrevocable Trust, dated October 6, 2006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		44,044

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,044

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	44,044

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5% (1.3% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	OO
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Lisa A. Evon Irrevocable Trust, dated October 6, 2006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		44,044

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,044

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	44,044

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5% (1.3% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	OO
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Sanfilippo Family Education Trust, dated October 17, 1997

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common Stock, which in the aggregate represents 52.3% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		18,832

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,832

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,832

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2% (0.1% of combined voting power) (1)

14	TYPE OF REPORTING PERSON*

	OO
(1) Based upon 8,022,699 shares of Common Stock and 2,597,426 shares of Class A Common Stock outstanding as of August 27, 2009, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 25, 2009. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

Introductory Statement
This Schedule 13D (“Schedule 13D”) is being filed jointly by the persons listed in Item 2 below, which persons are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the actions described in Item 4 of this Schedule 13D and the Schedule 13D filed with the Commission on behalf of the Reporting Persons named herein on June 21, 2004, as amended by Amendment No. 1 and Amendment No. 2 (the “Previous 13D”), and are thus eligible to make a joint filing under Rule 13d-1(k) promulgated under the Exchange Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the Common Stock, par value $.01 per share (“Common Stock”), and Class A Common Stock, par value $.01 per share (“Class A Stock”), of the Company beneficially owned by any other Reporting Person.
This joint filing shall serve as an amendment to the Previous 13D. This Amendment No. 3 to the Previous Schedule 13D is intended to amend and restate the information contained therein.
Although there have been no material changes since the Previous 13D was filed, the Reporting Persons listed in Item 2 below are filing this Schedule 13D to reflect a transaction that occurred among certain of them on December 17, 2008.
Item 1. Security and Issuer.
This Schedule 13D relates to the Common Stock of John B. Sanfilippo & Son, Inc., a Delaware corporation (“JBSS” or the “Company”), with its principal executive offices at 1703 North Randall Road
Elgin, Illinois 60123-7820. Each Reporting Person is the beneficial owner of shares of Class A Stock, which is convertible into shares of Common Stock, and Jasper B. Sanfilippo, Marian R. Sanfilippo, Jeffrey T. Sanfilippo, Jasper B. Sanfilippo Jr., John E. Sanfilippo and Lisa A. Evon beneficially own shares of Common Stock.
Item 2. Identity and Background.
This Schedule 13D is being filed jointly by the individual stockholders set forth below:

Stockholder / Address	Occupation / Employment / Business Address

Jasper B. Sanfilippo	Chairman Emeritus of the Board of Directors of
Individually, as Co-trustee of the Sanfilippo Family	the Company
Education Trust, dated October 17, 1997, and as	1703 North Randall Road
Trustee of certain trusts, the beneficiaries of which are Mr. Sanfilippo’s children.	Elgin, Illinois 60123-7820
1703 North Randall Road
Elgin, Illinois 60123-7820

Marian R. Sanfilippo	None
Individually, as Co-trustee of the Sanfilippo Family Education Trust, dated October 17, 1997, and as Co-trustee of five trusts, the beneficiaries of which are Mr. Sanfilippo’s children.
1703 North Randall Road
Elgin, Illinois 60123-7820

Stockholder / Address	Occupation / Employment / Business Address

Jeffrey T. Sanfilippo	Chairman of the Board of Directors and
Individually, as Co-trustee of the Sanfilippo Family Education Trust, dated October 17, 1997 and Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006	Chief Executive Officer of the Company 1703 North Randall Road Elgin, Illinois 60123-7820
1703 North Randall Road
Elgin, Illinois 60123-7820

Jasper B. Sanfilippo, Jr.	Director and Chief Operating Officer and
Individually, as Co-trustee of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006 and Co-trustee of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999
President of the Company 1703 North Randall Road Elgin, Illinois 60123-7820
1703 North Randall Road
Elgin, Illinois 60123-7820

John E. Sanfilippo Individually and as Co-trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006	Group President of Corporate Engineering, Clear Lam Packaging, Inc. 1950 Pratt Boulevard
1703 North Randall Road	Elk Grove Village, Illinois 60007
Elgin, Illinois 60123-7820
James J. Sanfilippo	President and Chief Executive Officer,
Co-trustee of the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006 and Co-trustee of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999	Clear Lam Packaging, Inc. 1950 Pratt Boulevard Elk Grove Village, Illinois 60007
1703 North Randall Road
Elgin, Illinois 60123-7820

Lisa A. Evon	Director of Customer Service of the Company
Co-trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006 1703 North Randall Road	1703 North Randall Road Elgin, Illinois 60123-7820
Elgin, Illinois 60123-7820

Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999	Not applicable
1703 North Randall Road
Elgin, Illinois 60123-7820

James J. Sanfilippo Trust, dated September 26, 1991	Not applicable
1703 North Randall Road
Elgin, Illinois 60123-7820

Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991	Not applicable
1703 North Randall Road
Elgin, Illinois 60123-7820

Stockholder / Address	Occupation / Employment / Business Address

Lisa Ann Sanfilippo Trust, dated October 4, 1991	Not applicable
1703 North Randall Road
Elgin, Illinois 60123-7820

Jeffrey T. Sanfilippo Trust, dated October 4, 1991	Not applicable
1703 North Randall Road
Elgin, Illinois 60123-7820

John E. Sanfilippo Trust, dated October 2, 1991	Not applicable
1703 North Randall Road
Elgin, Illinois 60123-7820

Jeffrey T. Sanfilippo Irrevocable Trust, dated	Not applicable
October 6, 2006
1703 North Randall Road
Elgin, Illinois 60123-7820

Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006	Not applicable
1703 North Randall Road
Elgin, Illinois 60123-7820

John E. Sanfilippo Irrevocable Trust, dated October 6, 2006	Not applicable
1703 North Randall Road
Elgin, Illinois 60123-7820

James J. Sanfilippo Irrevocable Trust, dated October 6, 2006	Not applicable
1703 North Randall Road
Elgin, Illinois 60123-7820

Lisa A. Evon Irrevocable Trust, dated October 6, 2006	Not applicable
1703 North Randall Road
Elgin, Illinois 60123-7820

Sanfilippo Family Education Trust, dated October 17, 1997	Not applicable
1703 North Randall Road
Elgin, Illinois 60123-7820
Each Reporting Person above that is a natural person is a citizen of the United States. Each Reporting Person above that is a trust is organized under the laws of the United States and is organized for investment purposes. During the last five years, no Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Pursuant to an Assignment Separate from Certificate and Ratification and pursuant to a Stock Purchase Agreement, dated December 17, 2008, the Sanfilippo Family 1999 Generation-Skipping Trust Agreement dated December 31, 1999 (the “GST”), purchased 692,615 shares of Class A Stock from the Irrevocable Grantor-Retained Annuity Trust of Marian R. Sanfilippo, dated December 5, 2007 (the “Marian GRAT”) for the purchase price of $4.48 per share (an aggregate purchase price of $3,102,915.20). In conjunction with this purchase, the GST and the Marian GRAT entered into a Term Note, dated December 17, 2008, whereby the GST is to pay the Marian GRAT: (i) $2,675,000.00 no later than ninety days after December 5, 2008, and (ii) $427,915.20 plus accrued interest (at the rate of 3.25% per annum) on March 5, 2010. In addition, the GST and the Marian GRAT entered into a Loan and Security Agreement, dated December 17, 2008, whereby the GST pledged the 692,615 shares of Class A Stock in JBSS as collateral to secure payment of obligations to the Marian GRAT for the GST’s share purchase.
Also pursuant to an Assignment Separate from Certificate and Ratification and pursuant to a Stock Purchase Agreement, dated December 17, 2008, the GST purchased 692,616 shares of Class A Stock from the Irrevocable Grantor-Retained Annuity Trust of Jasper B. Sanfilippo, Sr., dated December 5, 2007 (the “Jasper GRAT”) for the purchase price of $4.48 per share (an aggregate purchase price of $3,102,919.68). In conjunction with this purchase, the GST and the Jasper GRAT entered into a Term Note, dated December 17, 2008, whereby the GST is to pay the Jasper GRAT: (i) $2,675,000.00 no later than ninety days after December 5, 2008, and (ii) $427,919.68 plus accrued interest (at the rate of 3.25% per annum) on March 5, 2010. In addition, the GST and the Jasper GRAT entered into a Loan and Security Agreement, dated December 17, 2008, whereby the GST pledged the 692,616 shares of Class A Stock in JBSS as collateral to secure payment of obligations to the Jasper GRAT for the GST’s share purchase.
Item 4. Purpose of Transaction.
Although there have been no material changes since the Previous 13D was filed, the Reporting Persons listed in Item 2 are filing this Schedule 13D to reflect a transaction that occurred among certain of them on December 17, 2008.
As described above in Item 3, on December 17, 2008, the GST purchased 692,615 shares of Class A Stock from the Marian GRAT. Also on December 17, 2008, the GST purchased 692,616 shares of Class A Stock from the Jasper GRAT. The Trustees of the GST are Jasper B. Sanfilippo, Jr. and James J. Sanfilippo. As such, each of Jasper B. Sanfilippo, Jr. and James J. Sanfilippo are deemed to beneficially own the shares of Class A Stock held in the GST. In addition, the GST is now deemed to be part of the “group” described in the Introductory Statement above.
The GST purchased and holds shares of Class A Stock in JBSS for investment purposes.
Except for such actions as may be taken by the Reporting Persons in their capacity as members of the Board of Directors of JBSS or as members of management of JBSS, none of the Reporting Persons have any plans or proposals which relate to or would result in:
(a)	The acquisition by any person of additional securities of JBSS, or the disposition of securities of JBSS;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving JBSS or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of JBSS or any of its subsidiaries;

(d)	Any change in the present board of directors or management of JBSS, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of JBSS;

(f)	Any other material change in JBSS’s business or corporate structure;

(g)	Changes in JBSS’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of JBSS by any person;

(h)	Causing a class of securities of JBSS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of JBSS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.
The possible activities of any of the Reporting Persons are subject to change at any time.
Item 5. Interest in Securities of the Issuer.
(a)-(b) The Reporting Persons, as members of a group, are deemed to beneficially own an aggregate of 1,768,496 shares of Class A Stock and 114,241 shares of Common stock. This represents 68.1% of the total outstanding shares of Class A Stock and 19.2% of the total outstanding shares of Common Stock, assuming the conversion of all such shares of Class A Stock into an equal number of shares of Common Stock.
The holders of Common Stock are entitled to elect one-fourth of the members of the Company’s Board of Directors, rounded up to the nearest whole number. The holders of Class A Stock are entitled to elect the remaining directors. With respect to all matters other than the election of directors or any matters for which class voting is required by law, the holders of Common Stock and the holders of Class A Stock vote together as a single class, with the holders of Common Stock entitled to one vote per share of Common Stock and the holders of Class A Stock entitled to ten votes per share of Class A Stock.
Based on the relative voting rights of the Class A Stock and Common Stock, the Reporting Persons have or share 52.3% of the total outstanding voting power of the common equity of the Company. The stock ownership of each Reporting Person is as follows:

	Sole Voting	Shared		Sole Voting	Shared
	and	Voting and		and	Voting and	Total
	Dispositive	Dispositive	Total	Dispositive	Dispositive	Percent	Voting
	Power of	Power of	Percent	Power of	Power of	of	Power of
	Class A	Class A	of Class	Common	Common	Common	Common
Reporting Person	Stock	Stock	A Stock	Stock	Stock	Stock(5)	Equity(6)

Jasper B. Sanfilippo(1)(2)(7)	163,045	—	6.3%	24,480	18,832	2.5%	4.9%
Marian R. Sanfilippo(2)(3)	—	220,220	8.5%	8,152	18,832	3%	6.6%
Jeffrey T. Sanfilippo(2)(3)(7)	—	44,044	1.7%	22,000	18,832	1.1%	1.4%
Jasper B. Sanfilippo, Jr.(3)(4)(7)	—	1,429,275	55.0%	12,000	—	15.2%	42.1%
John E. Sanfilippo(3)	—	44,044	1.7%	28,152	—	0.9%	1.4%
James J. Sanfilippo(3)(4)	—	1,429,275	55.0%	—	—	15.1%	42.0%
Lisa A. Evon(3) (7)	—	44,044	1.7%	625	—	0.6%	1.3%
Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999(4)	1,385,231	—	53.3%	—	—	14.7%	40.7%
James J. Sanfilippo Trust, dated September 26, 1991(1)	32,609	—	1.3%	—	—	0.4%	1.0%
Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991(1)	32,609	—	1.3%	—	—	0.4%	1.0%
Lisa Ann Sanfilippo Trust, dated October 4, 1991(1)	32,609	—	1.3%	—	—	0.4%	1.0%
Jeffrey T. Sanfilippo Trust, dated October 4, 1991(1)	32,609	—	1.3%	—	—	0.4%	1.0%
John E. Sanfilippo Trust, dated October 2, 1991(1)	32,609	—	1.3%	—	—	0.4%	1.0%
Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006(3)	44,044	—	1.7%	—	—	0.5%	1.3%
Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006(3)	44,044	—	1.7%	—	—	0.5%	1.3%

	Sole Voting	Shared		Sole Voting	Shared
	and	Voting and		and	Voting and	Total
	Dispositive	Dispositive	Total	Dispositive	Dispositive	Percent	Voting
	Power of	Power of	Percent	Power of	Power of	of	Power of
	Class A	Class A	of Class	Common	Common	Common	Common
Reporting Person	Stock	Stock	A Stock	Stock	Stock	Stock(5)	Equity(6)

John E. Sanfilippo Irrevocable Trust, dated October 6, 2006(3)	44,044	—	1.7%	—	—	0.5%	1.3%
James J. Sanfilippo Irrevocable Trust, dated October 6, 2006(3)	44,044	—	1.7%	—	—	0.5%	1.3%
Lisa A. Evon Irrevocable Trust, dated October 6, 2006(3)	44,044	—	1.7%	—	—	0.5%	1.3%
Sanfilippo Family Education Trust, dated October 17, 1997 (2)	—	—	—	18,832	—	0.2%	0.1%
Total Group of Reporting Persons(1)(2)(3)(4)(7)	1,768,496	1,768,496	68.1%	114,241	18,832	19.2%	52.3%

(1)	Jasper B. Sanfilippo is the sole Trustee of the (a) James J. Sanfilippo Trust, dated September 26, 1991, (b) Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991, (c) Lisa Ann Sanfilippo Trust, dated October 4, 1991, (d) Jeffrey T. Sanfilippo Trust, dated October 4, 1991 and (e) John E. Sanfilippo Trust, dated October 2, 1991. In his capacity as Trustee, Jasper B. Sanfilippo has the sole voting and dispositive power over the 32,609 shares of Class A Stock held in each aforementioned trust.

(2)	Jasper B. Sanfilippo, Marian R. Sanfilippo and Jeffrey T. Sanfilippo are the Co-trustees of the Sanfilippo Family Education Trust, dated October 17, 1997. In their capacity as Co-trustees, Jasper B. Sanfilippo, Marian R. Sanfilippo and Jeffrey T. Sanfilippo share voting and dispositive power over the 18,832 shares of Common Stock held in the Sanfilippo Family Education Trust, dated October 17, 1997.

(3)	As Co-trustees of certain trusts, Marian R. Sanfilippo and each of her children share the voting and dispositive power over shares of Class A Stock held in the trusts, as follows: (a) Marian R. Sanfilippo and Jeffrey T. Sanfilippo share voting and dispositive power over 44,044 shares of Class A Stock as Co-trustees of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006, (b) Marian R. Sanfilippo and Jasper B. Sanfilippo, Jr. share voting and dispositive power over 44,044 shares of Class A Stock as Co-trustees of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006, (c) Marian R. Sanfilippo and John E. Sanfilippo share voting and dispositive power over 44,044 shares of Class A Stock as Co-Trustees of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006, (d) Marian R. Sanfilippo and James J. Sanfilippo share voting and dispositive power over 44,044 shares of Class A Stock as Co-Trustees of the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006 and (e) Marian R. Sanfilippo and Lisa A. Evon share voting and dispositive power over 44,044 shares of Class A Stock as Co-trustees of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006.

(4)	Jasper B. Sanfilippo, Jr. and James J. Sanfilippo are the Co-trustees of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999. In their capacity as Co-trustees of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999, Jasper B. Sanfilippo, Jr. and James J. Sanfilippo share voting and dispositive power over the 1,385,231 shares of Class A Stock held in the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999.

(5)	The percentage of Common Stock beneficially owned by each Reporting Person assumes the conversion of all shares of Class A Stock held by such Reporting Person into an equal number of shares of Common Stock.

(6)	The percentage of voting power of the common equity beneficially owned by each Reporting Person assumes no conversion of Class A Stock into Common Stock and is calculated based on voting power of ten votes per share of Class A Stock.

(7)	Jasper B. Sanfilippo has 2,000 restricted stock units that are convertible into 2,000 shares of Common Stock on or within 60 days of August 31, 2009. Jeffrey T. Sanfilippo has options to purchase 12,000 shares of Common Stock in the Company on or within 60 days of August 31, 2009. Jasper B. Sanfilippo, Jr. has options to purchase 12,000 shares of Common Stock in the Company on or within 60 days of August 31, 2009. Lisa A. Evon has options to purchase 625 shares of Common Stock in the Company on or within 60 days of August 31, 2009.
(c) The Reporting Persons identified in Item 2 above have effected the following transactions in the Common Stock of the Company since the Previous 13D was filed:
Pursuant to an Assignment Separate from Certificate and Ratification and pursuant to a Stock Purchase Agreement dated December 17, 2008, the GST purchased 692,615 shares of Class A Stock from the Marian GRAT for the purchase price of $4.48 per share (an aggregate purchase price of $3,102,915.20). In conjunction with this purchase, the GST and the Marian GRAT entered into a Term Note, dated December 17, 2008, whereby the GST is to pay the Marian GRAT: (i) $2,675,000.00 no later than ninety days after December 5, 2008, and (ii) $427,915.20 plus accrued interest (at the rate of 3.25% per annum) on March 5, 2010. In addition, the GST and the Marian GRAT entered into a Loan and Security Agreement, dated December 17, 2008, whereby the GST pledged the 692,615 shares of Class A Stock in JBSS as collateral to secure payment of obligations to the Marian GRAT for the GST’s share purchase.
Also pursuant to an Assignment Separate from Certificate and Ratification and pursuant to a Stock Purchase Agreement, dated December 17, 2008, the GST purchased 692,616 shares of Class A Stock from the Jasper GRAT for the purchase price of $4.48 per share (an aggregate purchase price of $3,102,919.68). In conjunction with this purchase, the GST and the Jasper GRAT entered into a Term Note, dated December 17, 2008, whereby the GST is to pay the Jasper GRAT: (i) $2,675,000.00 no later than ninety days after December 5, 2008, and (ii) $427,919.68 plus accrued interest (at the rate of 3.25% per annum) on March 5, 2010. In addition, the GST and the Jasper GRAT entered into a Loan and Security Agreement, dated December 17, 2008, whereby the GST pledged the 692,616 shares of Class A Stock in JBSS as collateral to secure payment of obligations to the Jasper GRAT for the GST’s share purchase.
(d)	Not applicable.

(e)	On December 17, 2008, Jeffrey T. Sanfilippo, the Jasper GRAT and the Marian GRAT ceased to be a beneficial owner of more than five percent of the class of securities in the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.
(a) Pursuant to the Restated Certificate of Incorporation of John B. Sanfilippo & Son, Inc. (the “Restated Certificate”), among other things:
(i)	So long as there is Class A Stock outstanding, holders of Common Stock and Class A Stock will vote together as one class with respect to all matters to be voted on by JBSS’s stockholders, except (a) as required by law; (b) in connection with the election of any directors or class of directors elected by any series or class of preferred stock; or (c) the holders of Common Stock and any class or series of preferred stock granted the right to so vote, voting together as a separate class and excluding the holders of Class A Stock, are entitled to elect a number (rounded to the highest whole number in the case of a fraction) of directors equal to one-fourth (1/4) of the total number of directors constituting the entire Board of Directors while the holders of Class A Stock are entitled to elect the rest of the directors;

(ii)	Each record holder of Class A Stock is entitled at any time to convert any or all of the shares of such Class A Stock into an equal number of shares of Common Stock;

(iii)	Upon the sale, assignment, pledge or other transfer of any shares or any interest in shares of Class A Stock, other than a “Permitted Transfer” as described in Part 4(b) of Subdivision II of the Restated Certificate, all such transferred shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock;

(iv)	All outstanding shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock upon the date on which the number of outstanding shares of Class A Stock constitutes less than 12.5% of the total number of outstanding shares of Common Equity.
(b) Jasper B. Sanfilippo, the Chairman Emeritus of the Board of the Company, is the trustee of five trusts. As the trustee of these trusts, Mr. Sanfilippo has the authority to vote, or to direct the vote, and to dispose, or to direct the disposition, of the 163,045 shares of Class A Stock held in the aggregate by the trusts. The following table more specifically describes each trust by identifying the name of the trust, the grantor and the beneficiary of the trust (which, with respect to a particular trust, are the same person), and the number of shares of Class A Stock held by each trust. Mr. Sanfilippo is the father of the beneficiary under each trust.

Trust	Grantor and Beneficiary	Number of Shares
James J. Sanfilippo Trust, dated September 26, 1991	James J. Sanfilippo	32,609
Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991	Jasper B. Sanfilippo, Jr.	32,609
Lisa Ann Sanfilippo Trust, dated October 4, 1991	Lisa A. Evon (formerly Lisa Ann Sanfilippo)	32,609

Trust	Grantor and Beneficiary	Number of Shares
Jeffrey T. Sanfilippo Trust, dated October 4, 1991	Jeffrey T. Sanfilippo	32,609
John E. Sanfilippo Trust, dated October 2, 1991	John E. Sanfilippo	32,609
The beneficiary under each trust is paid the income of the trust, including that derived from shares of Class A Stock, and so much of the principal of the trust, including shares of Class A Stock, as Mr. Sanfilippo, as trustee, determines to be required or advisable based upon certain criteria. The beneficiary under each trust has the right to receive the shares of JBSS held in trust under certain circumstances as provided in the respective trust agreements. Currently, the percentage of the shares of JBSS held in trust for the respective beneficiaries does not exceed five percent of the total number of outstanding shares of Common Stock.
(c) The following table more specifically describes the trusts for which Mrs. Sanfilippo is Co-trustee with her children, by identifying the name of the trust, the Trustees of the trust, the grantor of the trust, the beneficiary of the trust and the number of shares of Class A Stock held by each trust. The Trustees of each trust have the authority to vote, or to direct the vote, and to dispose, or to direct the disposition, of the shares of Class A Stock held by each trust. Mrs. Sanfilippo is the mother of the beneficiary under each trust.

Number
of
Trust	Trustees	Grantor	Beneficiary	Shares
Jeffrey T. Sanfilippo	Jeffrey T. Sanfilippo	Jasper B. Sanfilippo	Jeffrey T. Sanfilippo	44,044
Irrevocable Trust,	and
dated October 6, 2006	Marian R. Sanfilippo

Jasper B. Sanfilippo,	Jasper B. Sanfilippo, Jr.	Jasper B. Sanfilippo	Jasper B. Sanfilippo, Jr.	44,044
Jr. Irrevocable Trust,	and
dated October 6, 2006	Marian R. Sanfilippo

John E. Sanfilippo	John E. Sanfilippo	Jasper B. Sanfilippo	John E. Sanfilippo	44,044
Irrevocable Trust,	and
dated October 6, 2006	Marian R. Sanfilippo

James J. Sanfilippo	James J. Sanfilippo	Jasper B. Sanfilippo	James J. Sanfilippo	44,044
Irrevocable Trust,	and
dated October 6, 2006	Marian R. Sanfilippo

Lisa A. Evon	Lisa A. Evon	Jasper B. Sanfilippo	Lisa A. Evon	44,044
Irrevocable Trust,	and
dated October 6, 2006	Marian R. Sanfilippo
The beneficiary under each trust is paid the income of the trust, including that derived from shares of Class A Stock, and so much of the principal of the trust, including shares of Class A Stock, as the Trustees determine to be required or advisable based upon certain criteria. The beneficiary under each trust has the right to receive the shares of JBSS held in trust under certain circumstances as provided in the respective trust agreements. Currently, the percentage of the shares of JBSS held in trust for the respective beneficiaries does not exceed five percent of the total number of outstanding shares of Common Stock.
(d) The following table more specifically describes the GST, by identifying the name of the trust, the Trustees of the trust, the grantor of the trust, the beneficiaries of the trust and the number of shares of Class A Stock held by the trust. The Trustees of the trust, Jasper B. Sanfilippo, Jr. and James J. Sanfilippo, have the authority to vote, or to direct the vote, and to dispose, or to direct the disposition, of the shares of Class A Stock held by the trust.

				Number
Trust	Trustees	Grantor	Beneficiaries	of Shares
Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999	Jasper B. Sanfilippo, Jr. and James J. Sanfilippo	Marian R. Sanfilippo	All descendants of Marian R. Sanfilippo who shall be living from time to time during the period of the trust	1,385,231
During the lifetime of the Grantor of the trust (Marian R. Sanfilippo), the beneficiaries under the trust may be paid the income of the trust, including that derived from shares of Class A Stock, as the Trustees determine to be required or advisable based upon certain criteria. The beneficiaries under the trust have the right to receive the shares of JBSS held in trust under certain circumstances as provided in the trust agreement. Currently, the percentage of the shares of JBSS held in trust for the respective beneficiaries exceeds five percent of the total number of outstanding shares of Common Stock.
(e) Pursuant to an Assignment Separate from Certificate and Ratification and pursuant to a Stock Purchase Agreement dated December 17, 2008, the GST purchased 692,615 shares of Class A Stock from the Marian GRAT for the purchase price of $4.48 per share (an aggregate purchase price of $3,102,915.20). In conjunction with this purchase, the GST and the Marian GRAT entered into a Term Note, dated December 17, 2008, whereby the GST is to pay the Marian GRAT: (i) $2,675,000.00 no later than ninety days after December 5, 2008, and (ii) $427,915.20 plus accrued interest (at the rate of 3.25% per annum) on March 5, 2010. In addition, the GST and the Marian GRAT entered into a Loan and Security Agreement, dated December 17, 2008, whereby the GST pledged the 692,615 shares of Class A Stock in JBSS as collateral to secure payment of obligations to the Marian GRAT for the GST’s share purchase. If a Default (as that term is defined in the Loan and Security Agreement), which definition includes not making timely payments of the obligations pursuant to the Term Note, occurs pursuant to the Loan and Security Agreement, the 692,615 shares of Class A Stock in JBSS shall be delivered from the GST to the Marian GRAT.
Also pursuant to an Assignment Separate from Certificate and Ratification and pursuant to a Stock Purchase Agreement, dated December 17, 2008, the GST purchased 692,616 shares of Class A Stock from the Jasper GRAT for the purchase price of $4.48 per share (an aggregate purchase price of $3,102,919.68). In conjunction with this purchase, the GST and the Jasper GRAT entered into a Term Note, dated December 17, 2008, whereby the GST is to pay the Jasper GRAT: (i) $2,675,000.00 no later than ninety days after December 5, 2008, and (ii) $427,919.68 plus accrued interest (at the rate of 3.25% per annum) on March 5, 2010. In addition, the GST and the Jasper GRAT entered into a Loan and Security Agreement, dated December 17, 2008, whereby the GST pledged the 692,616 shares of Class A

Stock in JBSS as collateral to secure payment of obligations to the Jasper GRAT for the GST’s share purchase. If a Default (as that term is defined in the Loan and Security Agreement), which definition includes not making timely payments of the obligations pursuant to the Term Note, occurs pursuant to the Loan and Security Agreement, the 692,616 shares of Class A Stock in JBSS shall be delivered from the GST to the Jasper GRAT.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2009
JASPER B. SANFILIPPO
	By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, both Individually, as
Trustee of the Sanfilippo Family Education Trust, dated October 17, 1997 and as Trustee of the James J. Sanfilippo Trust, dated September 26, 1991, the Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991, the Lisa Ann Sanfilippo Trust, dated October 4, 1991, the Jeffrey T. Sanfilippo Trust, dated October 7, 1991 and the John E. Sanfilippo Trust, dated October 2, 1991

MARIAN R. SANFILIPPO
	By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, both Individually, as
Trustee of the Sanfilippo Family Education Trust, dated October 17, 1997 and as Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006, the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006, the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006, the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006, and the Lisa A. Evon Irrevocable Trust, dated October 6, 2006

JEFFREY T. SANFILIPPO
By:	/s/ JEFFREY T. SANFILIPPO
Jeffrey T. Sanfilippo, both Individually and as
Trustee of the Sanfilippo Family Education Trust, dated October 17, 1997 and Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006

JOHN E. SANFILIPPO
By:	/s/ JOHN E. SANFILIPPO
John E. Sanfilippo, both Individually and as
Co-trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006

JASPER B. SANFILIPPO, JR.
By:	/s/ JASPER B. SANFILIPPO, JR.
Jasper B. Sanfilippo, Jr. both Individually, as
Co-trustee of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006 and Co-trustee of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999

JAMES J. SANFILIPPO
By:	/s/ JAMES J. SANFILIPPO
James J. Sanfilippo, as Co-trustee of the
James J. Sanfilippo Irrevocable Trust, dated October 6, 2006 and Co-trustee of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999

LISA A. EVON
By:	/s/ LISA A. EVON
Lisa A. Evon, as Co-trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006

SANFILIPPO FAMILY 1999 GENERATION- SKIPPING TRUST AGREEMENT, DATED DECEMBER 31, 1999
By:	/s/ JASPER B. SANFILIPPO, JR.
Jasper B. Sanfilippo, Jr., Trustee

JAMES J. SANFILIPPO TRUST, DATED SEPTEMBER 26, 1991
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JASPER B. SANFILIPPO, JR. TRUST, DATED SEPTEMBER 23, 1991
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

LISA ANN SANFILIPPO TRUST, DATED OCTOBER 4, 1991
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JEFFREY T. SANFILIPPO TRUST, DATED OCTOBER 4, 1991
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JOHN E. SANFILIPPO TRUST, DATED OCTOBER 2, 1991
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JEFFREY T. SANFILIPPO IRREVOCABLE TRUST, DATED OCTOBER 6, 2006
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Trustee

JASPER B. SANFILIPPO, JR. IRREVOCABLE TRUST, DATED OCTOBER 6, 2006
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Trustee

JOHN E. SANFILIPPO IRREVOCABLE TRUST, DATED OCTOBER 6, 2006
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Trustee

JAMES J. SANFILIPPO IRREVOCABLE TRUST, DATED OCTOBER 6, 2006
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Trustee

LISA A. EVON IRREVOCABLE TRUST, DATED OCTOBER 6, 2006
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Trustee

SANFILIPPO FAMILY EDUCATION TRUST, DATED OCTOBER 17, 1997
By:	/s/ JEFFREY T. SANFILIPPO
Jeffrey T. Sanfilippo, Trustee

Exhibit 1
JOINT FILING AGREEMENT
     This will confirm the agreement by and among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of the Common Stock and Class A Stock of John B. Sanfilippo & Son, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: September 10, 2009

JASPER B. SANFILIPPO
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, both Individually, as
Trustee of the Sanfilippo Family Education Trust, dated October 17, 1997 and as Trustee of the James J. Sanfilippo Trust, dated September 26, 1991, the Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991, the Lisa Ann Sanfilippo Trust, dated October 4, 1991, the Jeffrey T. Sanfilippo Trust, dated October 7, 1991 and the John E. Sanfilippo Trust, dated October 2, 1991

MARIAN R. SANFILIPPO
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, both Individually, as
Trustee of the Sanfilippo Family Education Trust, dated October 17, 1997 and as Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006, the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006, the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006, the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006, and the Lisa A. Evon Irrevocable Trust, dated October 6, 2006

JEFFREY T. SANFILIPPO
By:	/s/ JEFFREY T. SANFILIPPO
Jeffrey T. Sanfilippo, both Individually and
as Trustee of the Sanfilippo Family Education Trust, dated October 17, 1997 and Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006

JOHN E. SANFILIPPO
By:	/s/ JOHN E. SANFILIPPO
John E. Sanfilippo, both Individually and as
Co-trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006

JASPER B. SANFILIPPO, JR.
By:	/s/ JASPER B. SANFILIPPO, JR.
Jasper B. Sanfilippo, Jr. both Individually,
as Co-trustee of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006 and Co-trustee of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999

JAMES J. SANFILIPPO
By:	/s/ JAMES J. SANFILIPPO
James J. Sanfilippo, as Co-trustee of the
James J. Sanfilippo Irrevocable Trust, dated October 6, 2006 and Co-trustee of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999

LISA A. EVON
By:	/s/ LISA A. EVON
Lisa A. Evon, as Co-trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006

SANFILIPPO FAMILY 1999 GENERATION- SKIPPING TRUST AGREEMENT, DATED DECEMBER 31, 1999
By:	/s/ JASPER B. SANFILIPPO, JR.
Jasper B. Sanfilippo, Jr., Trustee

JAMES J. SANFILIPPO TRUST, DATED SEPTEMBER 26, 1991
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JASPER B. SANFILIPPO, JR. TRUST, DATED SEPTEMBER 23, 1991
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

LISA ANN SANFILIPPO TRUST, DATED OCTOBER 4, 1991
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JEFFREY T. SANFILIPPO TRUST, DATED OCTOBER 4, 1991
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JOHN E. SANFILIPPO TRUST, DATED OCTOBER 2, 1991
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JEFFREY T. SANFILIPPO IRREVOCABLE TRUST, DATED OCTOBER 6, 2006
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Trustee

JASPER B. SANFILIPPO, JR. IRREVOCABLE TRUST, DATED OCTOBER 6, 2006
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Trustee

JOHN E. SANFILIPPO IRREVOCABLE TRUST, DATED OCTOBER 6, 2006
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Trustee

JAMES J. SANFILIPPO IRREVOCABLE TRUST, DATED OCTOBER 6, 2006
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Trustee

LISA A. EVON IRREVOCABLE TRUST, DATED OCTOBER 6, 2006
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Trustee

SANFILIPPO FAMILY EDUCATION TRUST, DATED OCTOBER 17, 1997
By:	/s/ JEFFREY T. SANFILIPPO
Jeffrey T. Sanfilippo, Trustee